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                                                                EXHIBIT (a)(5).1

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234

November 15, 2002

Dear Stockholder:

         On November 15, 2002, American Realty Investors, Inc. ("ARL"), through a wholly-owned subsidiary, commenced a tender offer to acquire all of the issued and outstanding shares of Common Stock of Income Opportunity Realty Investors, Inc. not currently held by ARL or its affiliates at a price of $19 per share in cash. After the tender offer is over, ARL may continue with a proposed merger in which each Publicly-Held Share of the Company's Common Stock not purchased in the Offer would be exchanged for $19 per share in cash subject to an opportunity to elect a share of Preferred Stock of ARL.

         Your Board of Directors established a Special Committee, comprised of two directors who have no affiliation with ARL to consider and make any recommendation regarding the Offer to stockholders of the Company.

         The independent Special Committee of the Board of Directors has determined, after taking into account all of the factors described in the enclosed Schedule 14D-9, that the Offer and the Offer Price of $19 per Share is fair to the public holders of the Company's Common Stock. In arriving at its recommendation, the Special Committee considered a number of factors, as described in the enclosed Schedule 14D-9. However, the Special Committee and the Board of Directors have concluded that each stockholder should make his own decision as to whether to tender their Shares, based upon a review of all of the available information, including the factors considered by the Special Committee.

         The Special Committee encourages you to review the Offer in its entirety and to consult with your own selection of tax and other advisers to determine the particular consequences to you of the Offer and whether you should tender your Shares or hold your Shares.

         Thank you for your careful consideration of this matter.

                                  Sincerely,



                                  Ted P. Stokely, Member of the Special
                                  Committee of Board of Directors